Filed Pursuant to Rule 424(b)(3)

Registration No. 333-172792

Prospectus Supplement No. 18 to

Prospectus dated August 30, 2011

4,175,549 Shares of Common Stock

1,020,970 Warrants

CROSSROADS SYSTEMS, INC.

This prospectus supplement no. 16 supplements and amends our prospectus dated August 30, 2011 relating to 3,154,579 shares of our common stock, 1,020,970 warrants to purchase shares of our common stock and the exercise of the warrants by those who purchased the warrants from selling security holders pursuant to this prospectus and 1,020,970 additional shares of common stock issuable upon exercise of the warrants for sale by our security holders from time to time.

You should read this prospectus supplement in conjunction with the prospectus dated August 30, 2011, as supplemented from time to time, which should be delivered in conjunction with this prospectus supplement. This prospectus supplement is not complete without, and may not be delivered or used except in conjunction with, the prospectus, including any amendments or supplements to the prospectus. This prospectus supplement is qualified by reference to the prospectus, except to the extent that the information provided by this prospectus supplement supersedes information contained in the prospectus and any amendments or supplements to the prospectus.

This prospectus supplement includes our Current Report on Form 8-K filed with the Securities and Exchange Commission on July 24, 2013 (which does not include any information furnished under Item 9.01 of the Current Report on Form 8-K).

Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 6 of our prospectus dated August 30, 2011 and under similar headings in any amendments or supplements to the prospectus, including under the heading “Risk Factors” in our Annual Report on Form 10-K for the year ended October 31, 2012.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is July 24, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date Of Earliest Event Reported): July 24, 2013

CROSSROADS SYSTEMS, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-15331	74-2846643
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

11000 North Mo-Pac Expressway

Austin, Texas 78759

(Address of Principal Executive Offices, including Zip Code)

(512) 349-0300

(Registrant’s telephone number, including area code)

___________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement.

On July 24, 2013 (the “Closing Date”), but effective as of July 22, 2013, Crossroads Systems, Inc. (the “Company”) entered into a series of definitive agreements which collectively set forth the terms and conditions pursuant to which the Company agreed to:

•	enter into a secured credit facility (the “Credit Facility”) with a subsidiary of Fortress Credit Corporation (together with its subsidiaries, “Fortress”) in an aggregate principal amount of up to $10 million;

•	issue and sell to Fortress a warrant to purchase an aggregate of 1,454,545 shares of common stock of the Company (the “Common Stock”), at an exercise price of $2.0625 per share (subject to adjustment) (the “Warrant,” and together with the underlying Common Stock, the “Securities”); and

•	transfer certain of its patents and patent rights to KIP CR P1 LP, a newly formed limited partnership (the “Partnership”), of which the Company will be a limited partner and Fortress will be the general partner.

In connection with these transactions, the Company is repaying all of the approximately $2,142,000 outstanding under its previous revolving line of credit and term loan and terminated the related loan agreement.

Set forth below are summary descriptions of each of the material agreements entered into by the Company and the Partnership with respect to the foregoing transactions (collectively, the “Transactions”). The summary descriptions appearing below and the transactions contemplated therein are qualified in their entirety by reference to the full text of such agreements and instruments, which are filed as Exhibits herewith. Such agreements and instruments are not intended to provide any other factual information about the Company. The transaction documents contain certain representations, warranties and indemnifications resulting from any breach of such representations or warranties. Investors and security holders should not rely on the representations and warranties as characterizations of the actual state of facts because they are made only as of the respective dates of such documents. In addition, information concerning the subject matter of the representations and warranties may change after the respective dates of such documents, and such subsequent information may not be fully reflected in the Company’s public disclosures.

Credit Agreement

On the Closing Date, the Company entered into a Credit Agreement (the “Credit Agreement”) with Fortress that provides for aggregate term loan commitments of up to $10 million, consisting of a term loan A (“Term Loan A”) in the principal amount of $5 million and a term loan B (“Term Loan B” and, together with Term Loan A, the “Term Loans”) in the principal amount of $5 million. The Term Loans are evidenced by promissory notes in an aggregate principal amount of up to $10 million (collectively, the “Notes”). The Company drew down the full $10 million of both Term Loans on July 24, 2013. The proceeds of the Term Loans will be used by the Company for working capital, capital expenditures and other general corporate purposes and to refinance certain existing indebtedness, including repayment and termination of the Company’s previous revolving line of credit and term loan.

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Term Loan A will mature on July 22, 2016 and Term Loan B will mature on the first day of the month following 30 months after its funding date. The outstanding principal balance of the Term Loans will bear interest at 10.0% per annum. Term Loan A requires payments of interest-only until August 1, 2014, with the principal to be repaid in 24 equal monthly payments beginning on that date, together with accrued interest. Term Loan B requires payments of interest-only for six months after it is initially drawn, with the principal to be repaid in 24 equal monthly payments beginning on the first day of the month that is six months after the date Term Loan B is initially drawn, together with accrued interest. The Company may prepay all or any part of the Term Loans at any time.

The obligations of the Company under the Credit Agreement are secured by, among other things, substantially all of the assets of the Company.

Under the Credit Agreement, the Company is subject to certain customary affirmative covenants, including, but not limited to, the obligations of the Company to deliver financial statements to Fortress, provide certain information and notices to Fortress, discharge all taxes, maintain good standing and governmental authorizations, maintain its properties and maintain insurance. The Company, Crossroads Systems (Texas), Inc., a wholly owned subsidiary of the Company (“Crossroads Texas”), and the Partnership are also subject to certain customary negative covenants, including, but not limited to, limitations on dispositions, changes in the nature of business, mergers or acquisitions, distributions, investments and transactions with affiliates.

The Credit Agreement also contains certain covenants that generally protect the collateral granted to Fortress and the patents and patent rights of the Company, Crossroads Texas and the Partnership. The Company is also subject to certain financial covenants, including (i) a requirement to maintain a minimum of $1,500,000 of unrestricted cash at each month end; (ii) a prohibition on making any cash dividend payments or distributions to any of its equity security holders other than dividends payable with respect to the Company’s presently issued and outstanding 5% Series F Convertible Preferred Stock and any additional shares of preferred stock issued pursuant to the transaction documents currently in effect pursuant to which the presently issued and outstanding shares of 5% Series F Convertible Preferred Stock were issued; and (iii) a prohibition on incurring other indebtedness without Lender's prior written consent or as provided in the Credit Agreement.

Events of Default are defined under the Credit Agreement to include, but are not limited to, actions by any of the Company, Crossroads Texas or the Partnership that result in a payment default, breach of representations and warranties, failure to comply with specific covenants, other defaults under or invalidity of any loan documents, insolvency proceedings, inability to pay debts, change of control and certain events relating to the intellectual property of the Company.

The Credit Agreement also contains customary representations and warranties by the Company to Fortress and customary indemnification provisions.

Pledge Agreements

In connection with the Credit Agreement, the Company entered into two Pledge and Security Agreements (the “Pledge Agreements”) with Fortress. Pursuant to the Pledge Agreements, the Company pledged and granted a security interest in its equity interests in each of the Partnership and Crossroads Systems (Texas), Inc. (“Crossroads Texas”), a wholly owned subsidiary of the Company. Under the terms of the Pledge Agreements, upon the occurrence and during the continuance of an Event of Default under the Credit Agreement, Fortress may, by delivering written notice to the Company, exercise all rights as the holder of the interests in the Partnership and Crossroads Texas and may foreclose on those interests.

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Amended and Restated Limited Partnership Agreement

The Company also entered into an Amended and Restated Limited Partnership Agreement (the “LP Agreement”) of KIP CR P1 LP, of which the Company will be a limited partner. Fortress will be the general partner of the Partnership and will generally have the right and power to manage, control and conduct the business and affairs of the Partnership. However , unless there is an Event of Default, the Company has the right to consent to, among other things, (i) actions to protect, maintain or enhance the Patent Rights (as defined below) and other intellectual property assigned the Partnership, (ii) dispositions of intellectual property by the Partnership, (iii) the issuance of any equity interests in the Partnership or (iv) any merger or consolidation of the Partnership into another entity. If an Event of Default exists, the Company’s rights under the LP Agreement are restricted. The purpose of the Partnership is to enforce, license or sell the Patent Rights (defined below) held by the Partnership.

Upon each Monetization Event (as described below), the General Partner of the Partnership is to determine whether there is net cash flow available for distribution. If so, the Partnership will distribute those funds to the partners as follows: (i) first, to fully pay off and satisfy the Company’s obligations under the Credit Agreement; and (ii) thereafter, 20% to Fortress and 80% to the Company, unless the Company has exercised the Monetization Call Option discussed below, in which case, the net cash flow will be distributed 100% to the Company.

A “Monetization Event” refers to (a) the merger, combination or consolidation of the Company with or into any person or the sale of all or substantially all of the Company’s assets, product lines or capital stock or other evidence of beneficial ownership of the Company, other than pursuant to a Liquidation Event (as described below); (b) the transfer of any intellectual property by the Partnership, other than pursuant to a Liquidation Event; or (c) the assertion of any rights related to the intellectual property, or the granting of a license to use the intellectual property to a person other than the Company, that occurs within three years after the date the loan is paid off.

If, however, a Liquidation Event occurs, then if there is net cash flow available for distribution, the Partnership will distribute those funds to the partners as follows: (i) first, to fully pay off and satisfy the Company’s obligations under the Credit Agreement; and (ii) thereafter, from 60% to 80% to Fortress and from 20% to 40% to the Company depending on how long after the date of the loan the Event of Default leading to the Liquidation Event occurs.

A “Liquidation Event” generally refers to the transfer, in an arms-length transaction pursuant to a commercially reasonable secured party sale conducted in accordance with applicable law, of (a) any of the Partnership’s intellectual property after an Event of Default, or (b) the Company’s interest in the Partnership after an Event of Default.

The Company has the option, referred to as a “Monetization Call Option”, after the full satisfaction of the Company’s obligations under the Credit Agreement before an Event of Default, to purchase all of Fortress’ interest in the Partnership at any time prior to the third anniversary of the date the loan is paid off. To exercise this right, the Company must pay Fortress an amount equal to 20% of the maximum amount Fortress has loaned to the Company, plus Fortress’ capital account, which is initially $10,100.

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Assignment of Patent Rights and Non-Exclusive License Agreement

On the Closing Date, immediately after the making and funding of the Term Loans pursuant to the Credit Agreement, the Company assigned all of its patents and patent rights other than those relating to the Company’s ‘972 patent family (the assigned patents and patent rights collectively, the “Patent Rights”) to the Partnership pursuant to an Assignment of Patent Rights by the Company in favor of the Partnership (the “Patent Assignment Agreement”). The Partnership concurrently provided the Company a non-exclusive license of the Patent Rights pursuant to a Non-Exclusive License Agreement entered into by the Company with the Partnership on the Closing Date.

Guaranty and Security Agreements

In connection with the Credit Agreement, the Partnership and Crossroads Texas each entered into Guaranty and Security Agreements (the “Security Agreements”) in favor of Fortress. Pursuant to the Security Agreements, the Partnership and Crossroads Texas each guaranteed the payment and performance of the obligations of the Company under the Credit Agreement and granted Fortress a security interest in substantially all of its assets.

Warrant

As a condition to and in connection with the Credit Agreement, the Company issued to Fortress the Warrant, pursuant to which Fortress is entitled to purchase 1,454,545 shares of Common Stock. The Warrant is exercisable on or after October 22, 2013 and will expire on the seventh anniversary of the effective date of the Transactions. If the Warrant is exercisable and there is no effective Registration Statement registering, or no current prospectus available for, the resale of, the shares of Common Stock issuable upon exercise of the Warrant, then the Warrant may also be exercised at such time by means of a “cashless exercise,” determined according to the terms of the Warrant.

The Warrant contains what is commonly referred to as “full-ratchet” anti-dilution protection pursuant to which, if the Company issues or is deemed to have issued additional shares of Common Stock without consideration or for a consideration per share less than the applicable exercise price, which is initially$2.0625 per share, then the exercise price of the Warrant will be reduced, concurrently with such issue, to the consideration per share received by the Company for such issue or deemed issue of the additional shares of Common Stock.

Registration Rights Agreement

As a condition to and in connection with the Credit Agreement, the Company entered into a Registration Rights Agreement with Fortress (the “Registration Rights Agreement”). Under the Registration Rights Agreement, the Company is required to prepare and file with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”), on or prior to 45 days after the effective date of the Transactions (or, if the Company is required to file updated financial statements with the SEC prior to filing a Registration Statement, no later than 20 days after the filing date of its updated financial statements with the SEC) covering the resale from time to time of the shares of the Common Stock issuable upon exercise of the Warrant. The Company is required to keep the Registration Statement continuously effective until the earlier of the date on which all securities covered by the Registration Statement have been sold and the date on which all securities covered by the Registration Statement may be sold without restriction pursuant to Rule 144. The Company will bear the expenses incurred in complying with the Registration Rights Agreement. The Registration Rights Agreement also contains customary indemnification provisions.

Agreements Regarding Issue Price

In connection with the Credit Agreement, the Company and Fortress entered into an Agreement Regarding Issue Price with respect to each of the Term Loans (collectively, the “Issue Price Agreements”) to establish the respective issue prices of the Notes and Warrant solely for federal income tax purposes. Under the Issue Price Agreements, the Company and Fortress determined that the $5 million issue price for each Term Loan will be allocated $4.95 million to the respective Note and $0.05 million to the respective Warrant for such Term Loan.

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Item 1.02. Termination of a Material Definitive Agreement.

In connection with the Transactions, concurrently with the funding of the Term Loans, the Company is paying the entire $2,142,000 principal balance outstanding under, and terminated, the Fourth Amended and Restated Loan and Security Agreement, executed as of January 24, 2013, between Silicon Valley Bank and Crossroads Systems (Texas), Inc.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.

The information set forth under Item 1.01 is incorporated by reference into this Item 2.03.

Item 3.02. Unregistered Sales of Equity Securities.

The information set forth under Item 1.01 is incorporated by reference into this Item 3.02.

Item 8.01. Other Events.

On July 24, 2013, the Company issued a press release announcing the consummation of the Transactions. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits.

(d) Exhibits:

Exhibit No.	Description

4.1	Common Stock Purchase Warrant, dated July 22, 2013, by Crossroads Systems, Inc. in favor of CF DB EZ, LLC

10.1	Amended and Restated Agreement of Limited Partnership of KIP CR P1 LP

10.2	Credit Agreement, dated July 22, 2013, by and among Crossroads Systems, Inc. and Fortress Credit Co LLC

10.3	Guaranty and Security Agreement, dated July 22, 2013, by KIP CR P1 LP in favor of Fortress Credit Co LLC

10.4	Guaranty and Security Agreement, dated July 22, 2013, by Crossroads Systems (Texas), Inc. in favor of Fortress Credit Co LLC

10.5	Pledge and Security Agreement, dated July 22, 2013, between Crossroads Systems, Inc. and Fortress Credit Co LLC relating to KIP CR P1 LP

10.6	Pledge and Security Agreement, dated July 22, 2013, between Crossroads Systems, Inc. and Fortress Credit Co LLC relating to Crossroads Systems (Texas), Inc.

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10.7	Assignment of Patent Rights, dated July 22, 2013, by Crossroads Systems, Inc. in favor of KIP CR P1 LP

10.8	Non-Exclusive License Agreement, dated July 22, 2013, by and between Crossroads Systems, Inc. and KIP CR P1 LP

10.9	Registration Rights Agreement, dated July 22, 2013, by and between Crossroads Systems, Inc. and Fortress Credit Co LLC

99.1	Press Release, dated July 24, 2013

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CROSSROADS SYSTEMS, INC.

Date: July 24, 2013	By:	/s/ Jennifer Crane
		Name:	Jennifer Crane
		Title:	Chief Financial Officer

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EXHIBIT INDEX

Exhibit No.	Description

4.1	Common Stock Purchase Warrant, dated July 22, 2013, by Crossroads Systems, Inc. in favor of CF DB EZ, LLC

10.1	Amended and Restated Agreement of Limited Partnership of KIP CR P1 LP

10.2	Credit Agreement, dated July 22, 2013, by and among Crossroads Systems, Inc. and Fortress Credit Co LLC

10.3	Guaranty and Security Agreement, dated July 22, 2013, by KIP CR P1 LP in favor of Fortress Credit Co LLC

10.4	Guaranty and Security Agreement, dated July 22, 2013, by Crossroads Systems (Texas), Inc. in favor of Fortress Credit Co LLC

10.5	Pledge and Security Agreement, dated July 22, 2013, between Crossroads Systems, Inc. and Fortress Credit Co LLC relating to KIP CR P1 LP

10.6	Pledge and Security Agreement, dated July 22, 2013, between Crossroads Systems, Inc. and Fortress Credit Co LLC relating to Crossroads Systems (Texas), Inc.

10.7	Assignment of Patent Rights, dated July 22, 2013, by Crossroads Systems, Inc. in favor of KIP CR P1 LP

10.8	Non-Exclusive License Agreement, dated July 22, 2013, by and between Crossroads Systems, Inc. and KIP CR P1 LP

10.9	Registration Rights Agreement, dated July 22, 2013, by and between Crossroads Systems, Inc. and Fortress Credit Co LLC

99.1	Press Release, dated July 24, 2013

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